

January 24, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Gregory S. Skinner
Chief Financial Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, CA 94025

> **Re: Landec Corporation**
> **Form 10-Q for the Fiscal Quarter Ended November 27, 2016**
> **Filed January 5, 2017**
> **File No. 0-27446**

Dear Mr. Skinner:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended November 27, 2016

Legal Contingencies, page 10

1. On page 76 of your Form 10-K for the fiscal year ended May 29, 2016, you disclose that you were involved in various legal proceedings and claims related to matters such as wage and hour claims. We note that you recorded a charge of $775,000 during the 12 months ended May 29, 2016, related to these matters. Additionally, based on your disclosure in your Forms 10-Q it appears that you recorded an additional $350,000 for the three months ended August 28, 2016, and $150,000 for the three months ended November 27, 2016. Please revise your disclosure to clarify whether it is reasonably possible you will incur additional losses, in excess of amounts accrued, that could be material to your financial position, results of operations, and/or cash flows, and provide a range of such reasonably possible additional loss or explain why a range cannot be estimated. Refer to ASC 450-20-50-3 and 50-4. We also remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please revise your disclosures as necessary. Please also expand

your disclosures to discuss the nature of the contingencies that are driving such accruals and the changes in the facts and circumstances from period to period that have resulted in the revision to your accrual.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Ameen Hamady, Staff Accountant, at (202) 551- 3891 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence Craig Slivka, Special Counsel, at (202) 551-3729 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction